Air Industries Group, Inc.
                            1479 North Clinton Avenue
                            Bay Shore, New York 11706

                                December 11, 2008

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

            Re. Air Industries Group, Inc.
                Form 10-K for the year ended December 31, 2007 ("Form 10-K") File No. 000-29245

Dear Mr. Humphrey:

      In connection with our response to the comment letter of the staff dated August 29, 2008, with reference to the Annual Report on Form 10-K of Air Industries Group, Inc. (the "Company") for the fiscal year ended December 31, 2007 (the "Form 10-K"), the Company acknowledges and confirms to you that:

            1. The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

            2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                        Very truly yours,


                                                        /s/ Scott Glassman
                                                        ------------------
                                                        Scott Glassman
                                                        Chief Accounting Officer